Exhibit 1.02
Conflict Minerals Report of Aruba Networks, Inc.
This is the Conflict Minerals Report for Aruba Networks, Inc. (“Aruba” or the “Company”) for the calendar year ended December 31, 2013 (“2013”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), the reporting requirements promulgated by the Securities and Exchange Commission (“SEC”), 17 CFR Parts 240-249(b) (the “SEC Rules”) and the requirements of Item 1.01 of Form SD (together with Rule 13p-1 and the SEC Rules, the “Applicable Rules”). In accordance with the Applicable Rules, Aruba undertook due diligence to determine which Aruba products contain minerals that are defined as “conflict minerals” and, with respect to conflict minerals that are necessary to one or more Aruba products, to determine the source and chain of custody of those conflict minerals (the “Due Diligence Process”). This Conflict Minerals Report summarizes Aruba’s:

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Due Diligence Process to date, including the steps it has taken or will take, if any, since the end of 2013 to mitigate the risk that the conflict minerals it uses benefit armed groups, and the steps it has taken to improve its Due Diligence Process; and

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description of products that use the “conflict minerals,” the facilities used to process the necessary conflict minerals in those products, if known, and the efforts to determine the mine or smelter and locations with the greatest possible specificity.

I.The Due Diligence Process
Aruba designed its Due Diligence Process to conform, in all material respects, with the nationally and internationally recognized due diligence framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related Supplements for each of the conflict minerals. In addition, the Company is actively consulting with peer companies, independent industry groups and third-party advisors/consulting firms to ensure that its strategy is consistent with industry norms and effective. A description of certain activities undertaken by Aruba in respect to each of the five steps of the OECD Framework is described below:

STEP 1: Establish strong company management systems:
a.Adopt and Commit to a Policy Statement for Conflict Minerals: Aruba has established and committed to a corporate policy statement that explains the importance of the conflict minerals issue and the Company’s responsibility for addressing conflict minerals in its supply chain. A copy of Aruba’s Conflict Minerals Policy Statement is available at http://www.arubanetworks.com/company/environmental-citizenship/.
b.    Creation of an Inter-Disciplinary Team to Support Supply Chain Due Diligence: Further to Aruba’s strategic objectives regarding conflicts minerals reporting compliance, one of its first actions was to create an inter-disciplinary team tasked with all activities associated with meeting the new reporting requirements of the Applicable Rules. The team is comprised of management representatives from the following key organizations within Aruba: Internal Audit, Operations and Commodity/Supplier Management, Finance, and Legal. Each team representative is responsible for coordinating and executing on all tasks assigned to their respective departments to support determination and reporting of conflict minerals status for all products. All team meetings and activities are documented and archived. In addition, the team is formally supported by Aruba corporate management and regularly reports status to the Audit Committee of Aruba’s Board of Directors.

STEP 2: Identify and assess risks in the supply chain
Aruba’s due diligence measures are based on the OECD Framework and extensive communications with its suppliers, value-added resellers, distributors, and contract manufacturers (“External Manufacturers”). Aruba, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals, nor does it purchase bulk conflict minerals in the form of ingots or bullion for use in its products. The origin of Aruba’s conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores, Aruba, during this first reporting year, focused its efforts on its External Manufacturers in an effort to build conflict mineral awareness, assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners in its supply chain. Accordingly, the Company relies on its External Manufacturers to complete the initial “reasonable country of origin inquiry” (“RCOI”) survey. To that end, Aruba has requested information from its External Manufacturers and is in the process of collecting and analyzing the results. The Company plans to use these survey results and questionnaire responses to complete its overall conflict minerals status and serve as the basis for its additional due diligence efforts.

STEP 3: Design and implement a strategy to respond to identified risks
In support of Aruba’s strategic objectives, Aruba has completed the following actions to date:

•	requested information from External Manufacturers regarding the use of conflict minerals by those manufacturers, specifically within the supply chain for Aruba’s products;

•	identified certain Aruba products that contain “conflict minerals”;

•	consulted with outside independent consultants regarding an appropriate Due Diligence Process;

•	adopted the OECD Framework;

•	purchased supply tracking software with conflict minerals reporting functionality; and

•	monitored SEC releases, industry guidance and court rulings regarding conflict mineral disclosure requirements.
In addition, Aruba has begun each of the following actions, which continue to be in progress as of the filing date of this Form SD:

•	identification of Aruba products that may contain “conflict minerals”;

•	continuing supplier surveys and investigations into specific products and components for conflict minerals status;

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implementing acquired tools and methods/procedures to use these tools in its efforts to collect data to support the investigations, reporting, due diligence and potential audits for determination of conflict minerals status and RCOI; and

•	on-going interdisciplinary team meetings.

STEP 4: Carry out independent third party audit of smelter/refiner’s due diligence practices
Although Aruba has no direct relationship with smelters or refiners in its supply chain, the Company’s determination strategy includes obtaining and analyzing reports produced by the Electronic Industry Citizenship Coalition (the “EICC”) listing “conflict free” smelters, which it intends to use as a check and balance on other aspects of its Due Diligence Process.

STEP 5: Report annually on supply chain due diligence
On May 30, 2014, Aruba publicly filed this Form SD and this Conflict Minerals Report with the SEC, and a copy of this Form SD and this Conflict Minerals Report are publicly available on Aruba’s website http://ir.arubanetworks.com/phoenix.zhtml?c=206778&p=irol-sec

Future Steps
In furtherance of its strategic objectives, including its obligation to take steps to mitigate the risk that any necessary conflict minerals benefit armed groups, Aruba is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework. As described above, Aruba has made significant progress in implementing Steps 1 through 3 of the Due Diligence Process, with the goal of creating sustainable internal processes, methodologies, tools, procedures and infrastructure to fulfill its reporting responsibilities in each reporting period. Elements of Aruba’s next steps in its Due Diligence Process, including steps to improve this process, include:

•	implementing third-party software and other tools useful for collecting supply data and otherwise tracking and reporting on conflict mineral status;

•	implementing robust internal processes for data collection and maintenance;

•	establishing reasonable methods to investigate and otherwise due diligence the representations made to it by its suppliers; and

•	creating auditable processes required to support annual reporting and compliance obligations.

II.Aruba’s Products
Aruba is in the process of finalizing the population of its products that use or may use conflict minerals. The types of products that Aruba produced in 2013 that either used conflict minerals or may use conflict minerals include the following:

•	Aruba Access Points and accessories

•	Aruba Mobility Controllers and accessories

•	Aruba Mobility Switches and accessories
In part because Aruba has not yet completed its review of all Company products that may contain conflict minerals and, in part, because Aruba has not yet received sufficient information from its suppliers that would enable it to reasonably conclude that all its products contain minerals that are conflict free, Aruba is unable to determine and to describe the facilities used to process and the country(ies) of origin of those conflict minerals required and necessary for the production of its products. Aruba’s efforts to determine the mine(s) or location of origin with the greatest possible specificity is summarized above in the description of its Due Diligence Process.